Exhibit 99.6

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 28, 2011 relating to the consolidated financial statements of Banro Corporation (which report expresses an unqualified opinion with an emphasis of matter relating to the existence of material uncertainties that may cast significant doubt about Banro Corporation’s ability to continue as a going concern and refers to the fact that the consolidated financial statements as at and for the year ended December 31, 2008 were audited by other auditors) and the effectiveness of Banro Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Banro Corporation for the years ended December 31, 2010 and December 31, 2009.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2011